UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 10)*

                         _______________

             Franklin Financial Services Corporation
(Name of Issuer)

                  Common Stock, $1.00 par value
(Title of Class of Securities)

                            353525108
(CUSIP Number)

     December 31, 1999 - Amendment pursuant to Rule 13d-2(b)
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                           SCHEDULE 13G

CUSIP NO. 353252108                            Page 2 of 6 Pages

1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Farmers and Merchants Trust Company of Chambersburg Trust
    Department

    IRS Identification Number:  23-0570230

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)  [ ]
    (b)  [ ]

3.  SEC USE ONLY

    ____________________________________________________________

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania

5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

    162,402 shares

6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

    18,903 shares

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

    162,402 shares

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

    18,903 shares



                                               Page 3 of 6 Pages

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    181,305 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*

    [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.5%

12. TYPE OF REPORTING PERSON*

    BK

Item 1(a).  Name of Issuer:  Franklin Financial Services
                             Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
            20 South Main Street, P.O. Box 6010, Chambersburg,
            Pennsylvania 17201

Item 2(a).  Name of Person Filing:  Farmers and Merchants Trust
            Company of Chambersburg Trust Department

Item 2(b).  Address of Principal Business Office or, if None,
            Residence: 20 South Main Street, P.O. Box T,
            Chambersburg, Pennsylvania 17201

Item 2(c).  Citizenship:  Pennsylvania

Item 2(d). Title of Class of Securities: Common Stock, $1.00 par value per share

Item 2(e).  CUSIP Number:  353252108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

            (a)  [ ]  Broker or dealer registered under
                      section 15 of the Act (15 U.S.C. 78c).



                                               Page 4 of 6 Pages

            (b)  [ ]  Bank as defined in section 3(a)(6) of the
                      Act (15 U.S.C. 78c).

            (c)  [ ]  Insurance company as defined in
                      section 3(a)(19) of the Act (15 U.S.C.
                      78c).

            (d)  [ ]  Investment company registered under
                      section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)  [ ]  An investment adviser in accordance with
                      Rule 13d-1(b)(1)(ii)(E).

            (f)  [ ]  An employee benefit plan or endowment fund
                      in accordance with Rule 13d-
                       1(b)(1)(ii)(F).

            (g)  [ ]  A parent holding company or control
                      person in accordance with Rule 13d-
                      1(b)(1)(ii)(G).

            (h)  [ ]  A savings association as defined in
                      section 3(b) of the Federal Deposit
                      Insurance Act (12 U.S.C. 1813).

            (i)  [ ]  A church plan that is excluded from the
                      definition of an investment company under
                      section 3(c)(14) of the Investment Company
                      Act of 1940 (15 U.S.C. 80a-3).

            (j)  [ ]  Group, in accordance with Rule 13d-
                      1(b)(1)(ii)(J).

Item 4.     Ownership.

            (a)  Amount Beneficially Owned:  181,305 shares.

            (b)  Percent of Class:  6.5%.

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:
                       162,402 shares



                                               Page 5 of 6 Pages

                 (ii)  shared power to vote or to direct the
                       vote:  18,903 shares

                 (iii) sole power to dispose or to direct the
                       deposition of:  162,402 shares

                 (iv) shared power to dispose or to direct the deposition of: 18,903 shares

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer, check the following: ?

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the
            Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                               Page 6 of 6 Pages

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000      FARMERS AND MERCHANTS TRUST
                              COMPANY OF CHAMBERSBURG TRUST
                              DEPARTMENT

                              By: /s/  Allen C. Rebok
                                 Allen C. Rebok,
                                 Vice President


"WORD"

Long Document Name:
SCHEDULE 13G - AMENDMENT NO. 10 PURSUANT TO
RULE 13D-1(C) - FRANKLIN FINANCIAL SERVICES
CORPORATION - EDGARIZED VERSION
System Document Number:
41754
Additional Information:
DUPED FROM:  43632
You will have line numbers down the side of each draft document unless you indicate otherwise. 1.5 line spacing will be used on all drafts unless you indicate otherwise.
Return To:
Location:
Return:   _____draft     _____final     _____redlined     _____stapled
Line Spacing:     _____ same     _____ 1.0     _____ 1.5     _____ 2.0
Duplicate: _____ yes _____ no (New Client/Matter No: 	_)
Save New Version For Redlining Prior To Revisions: _____ yes _____ no Caret Method _____ Standard Method _____
Notes:
EDGARIZED VERSION FOR FILING
Origination Date:
February 14, 2000
Author's Initials:
cwk
Last Revised By:
laz
Last Revision Date:

Quick Fill Numbering:








02/14/00/SL1 43632v1/00000.000




02/14/00/SL1 43632v1/00000.000